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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TOREADOR RESOURCES CORPORATION
(Name of Issuer)
Common Stock, par value $0.15625 per share
(Title of Class of Securities)
891050106
(CUSIP Number)
Michael H. Cooper, Esq.
McElree, Savage & Smith, P.C.
600 N. Pearl Street, Suite 1600
Dallas, Texas 75201
(214) 979-0665
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS FREDERIC AUBERTY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		184,359

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,060,790

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		184,359

WITH	10	SHARED DISPOSITIVE POWER

		1,353,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,537,758 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Includes Shares (defined below) owned by: (i) Antonia Lee; (ii) the Estate of William I. Lee, Deceased; (iii) Auberty Co., Inc.; (iv) the Auberty 2001 Trust; and (v) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by Frederic Auberty.
(2) Based upon 19,944,943 Shares outstanding as of March 12, 2008 (as reported in Issuer’s Form 10-K filed on March 17, 2008), plus 15,000 Shares that the Estate of William I. Lee, Deceased has the right to acquire at any time until October 4, 2008, upon the exercise of stock options.

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS ANTONIA LEE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,013,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,013,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,537,758 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) the Estate of William I. Lee, Deceased; (iii) Auberty Co., Inc.; (iv) the Auberty 2001 Trust; and (v) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by Antonia Lee.
(2) Based upon 19,944,943 Shares outstanding as of March 12, 2008 (as reported in Issuer’s Form 10-K filed on March 17, 2008), plus 15,000 Shares that the Estate of William I. Lee, Deceased has the right to acquire at any time until October 4, 2008, upon the exercise of stock options.

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS ESTATE OF WILLIAM I. LEE, DECEASED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		292,609

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		292,609

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,537,758 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) Auberty Co., Inc.; (iv) the Auberty 2001 Trust; and (v) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by the Estate of William I. Lee, Deceased.
(2) Based upon 19,944,943 Shares outstanding as of March 12, 2008 (as reported in Issuer’s Form 10-K filed on March 17, 2008), plus 15,000 Shares that the Estate of William I. Lee, Deceased has the right to acquire at any time until October 4, 2008, upon the exercise of stock options.

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS AUBERTY CO., INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,537,758 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) the Estate of William I. Lee, Deceased; (iv) the Auberty 2001 Trust; and (v) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by the Auberty Co., Inc.
(2) Based upon 19,944,943 Shares outstanding as of March 12, 2008 (as reported in Issuer’s Form 10-K filed on March 17, 2008), plus 15,000 Shares that the Estate of William I. Lee, Deceased has the right to acquire at any time until October 4, 2008, upon the exercise of stock options.

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS AUBERTY 2001 TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,537,758 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) the Estate of William I. Lee, Deceased; (iv) Auberty Co., Inc.; and (v) Wilco Properties, Inc., all of which may be deemed to be beneficially owned by the Auberty 2001 Trust.
(2) Based upon 19,944,943 Shares outstanding as of March 12, 2008 (as reported in Issuer’s Form 10-K filed on March 17, 2008), plus 15,000 Shares that the Estate of William I. Lee, Deceased has the right to acquire at any time until October 4, 2008, upon the exercise of stock options.

CUSIP No.	891050106

1	NAMES OF REPORTING PERSONS WILCO PROPERTIES, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		137,650

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		137,650

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,537,758 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Includes Shares owned by: (i) Frederic Auberty; (ii) Antonia Lee; (iii) the Estate of William I. Lee, Deceased; (iv) Auberty Co., Inc.; and (v) the Auberty 2001 Trust, all of which may be deemed to be beneficially owned by Wilco Properties, Inc.
(2) Based upon 19,944,943 Shares outstanding as of March 12, 2008 (as reported in Issuer’s Form 10-K filed on March 17, 2008), plus 15,000 Shares that the Estate of William I. Lee, Deceased has the right to acquire at any time until October 4, 2008, upon the exercise of stock options.

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $0.15625 par value per share (the “Shares”), of Toreador Resources Corporation (“Issuer”). The address of the principal executive offices of Issuer is 13760 Noel Road, Suite 1100, Dallas, Texas 75240.
Item 2. Identity and Background.
(a) This Statement is being filed jointly on behalf of: (1) Frederic Auberty; (2) Antonia Lee; (3) the Estate of William I. Lee, Deceased (the “Estate of William Lee”); (4) Auberty Co., Inc., a corporation organized under the laws of the State of Texas (“Auberty Co.”); (5) the Auberty 2001 Trust, an irrevocable trust organized under the laws of the State of Texas; and (6) Wilco Properties, Inc., a corporation organized under the laws of the State of Texas (“Wilco”). Frederic Auberty, Antonia Lee, the Estate of William Lee, Auberty Co., the Auberty 2001 Trust and Wilco (collectively, the “Reporting Persons”) may be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended from time to time (the “Exchange Act”).
(b) The principal business address of each of the Reporting Persons is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205.
(c) Frederic Auberty’s principal occupation is Chairman of the Board of Directors of Wilco. Frederic Auberty is a citizen of the United States of America.
Antonia Lee is presently retired from employment but serves as a director of Wilco. Antonia Lee is the widow of William I. Lee, former member of the Board of Directors of Issuer who passed away on October 4, 2007. Antonia Lee serves as Independent Executrix of the Estate of William Lee, which exists pursuant to letters testamentary issued in Dallas County, Texas on October 31, 2007 for the purpose of administering the Estate of William Lee. Antonia Lee is a citizen of the United States of America.
The principal business of Auberty Co. is investment in oil and gas properties and companies engaged in the oil and gas industry. Frederic Auberty is the President and sole member of the Board of Directors of Auberty Co. The shareholders of Auberty Co. are Frederic Auberty, his wife Melissa Auberty, and the Auberty 2001 Trust.
The purpose of the Auberty 2001 Trust is to provide for the health, welfare and education of the children of Frederic Auberty and Melissa Auberty. The Trustees of the Auberty 2001 Trust are Frederic Auberty and Melissa Auberty.
The principal business of Wilco is oil and gas exploration, development and production. Antonia Lee is the majority shareholder of Wilco. The names and present principal occupations or employment of the executive officers and directors of Wilco are set forth below. The principal business address of each executive officer and director is 4809 Cole Avenue, Suite 107, Dallas, Texas 75205. Each executive officer and director is a citizen of the United States of America.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Frederic Auberty	Chairman of the Board of Directors of Wilco

Antonia Lee	Director of Wilco; Retired

Lewis Fisher	Director of Wilco; Investment Advisor

Jeff Doumany	Director, President and Chief Executive Officer of Wilco

R.B. Liquori	Director of Wilco; Retired

Howard Stein	Vice President, Secretary and Treasurer of Wilco

Tami Treisch	Assistant Secretary of Wilco
(d) During the past five years, none of the Reporting Persons or the executive officers and directors of Wilco set forth above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, none of the Reporting Persons or the executive officers and directors of Wilco set forth above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Shares held directly by Frederic Auberty were both purchased using personal funds and acquired by gift from other Reporting Persons. Shares held directly by Antonia Lee were both purchased using personal funds and acquired pursuant to the Last Will and Testament of William Lee. Shares held directly by the Estate of William Lee were acquired by operation of law upon issuance of the letters testamentary in Dallas County, Texas on October 31, 2007. Shares held directly by Auberty Co. were purchased on June 2, 2002, with proceeds from loans given to Auberty Co. by William I. Lee and the Auberty 2001 Trust. Shares held directly by the Auberty 2001 Trust were acquired by gift from other Reporting Persons. Shares held directly by Wilco were purchased using available working capital (as reported on a prior Schedule 13D and the amendments thereto).
Item 4. Purpose of Transaction.
The Reporting Persons have acquired the Shares for investment purposes and by operation of law. To the knowledge of the Reporting Persons, none of the Reporting Persons currently have any plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Based on various factors such as current or anticipated trading prices for the Shares, market and industry conditions, the financial and operating condition of Issuer, and the composition of Issuer’s Board of Directors, the Reporting Persons may acquire additional Shares, or sell all or part of their Shares, in their sole discretion, in open market or private transactions without any prior notice to Issuer. The Reporting Persons may also communicate with and make suggestions to Issuer’s officers, directors and other share holders from time to time with respect to Issuer, including matters involving Issuer’s operations, policies, management and Board of Directors composition.

Item 5. Interest in Securities of the Issuer.
(a) The Reporting Persons may be deemed to beneficially own 1,537,758 Shares. Of the 1,537,758 Shares reported in this Item 5(a): (i) 184,359 Shares are held directly by Frederic Auberty; (ii) 875,846 Shares are held directly by Antonia Lee; (iii) 277,609 Shares are held directly by the Estate of William Lee; (iv) 14,000 Shares are held directly by Auberty Co.; (v) 33,294 Shares are held directly by the Auberty 2001 Trust; (vi) 137,650 Shares are held directly by Wilco; and (vii) 15,000 Shares may be acquired by the Estate of William Lee at any time prior to October 4, 2008, upon the exercise of stock options. Each of the Reporting Persons may be deemed to be acting in concert with respect to the Shares and, therefore, may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Act. As a result, each Reporting Person may be deemed to beneficially own the Shares held by all other Reporting Persons.
The 1,537,758 Shares beneficially owned by the Reporting Persons constitute approximately 7.7% of the Shares, based on a total of 19,944,943 Shares outstanding as of March 12, 2008 (as reported in Issuer’s 10-K filed on March 17, 2008), plus 15,000 Shares that the Estate of William Lee has the right to acquire at any time prior to October 4, 2008, upon the exercise of stock options.
(b)

			Shared				Shared
	Sole Power		Power		Sole Power		Power
Reporting Person	to Vote		to Vote		to Dispose		to Dispose

Frederic Auberty	184,359		1,060,790	(1)	184,359		1,060,790	(1)

Antonia Lee	0		1,013,496	(2)	0		1,013,496	(2)

Estate of William Lee	292,609	(3)	0		292,609	(3)	0

Auberty Co.	0		14,000		0		14,000

Auberty 2001 Trust	0		33,294		0		33,294

Wilco	0		137,650		0		137,650

(1)
Includes Shares held directly by: (i) Antonia Lee; (ii) Wilco (of which Antonia Lee is the majority shareholder and may be deemed to share voting and dispositive power with respect to such Shares); (iii) Auberty Co. (of which Frederic Auberty is President, sole member of the Board of Directors and a controlling shareholder and may be deemed to share voting and dispositive power with respect to such Shares); and (iv) the Auberty 2001 Trust (of which Frederic Auberty is a Trustee and may be deemed to share voting and dispositive power with respect to such Shares). Frederic Auberty may be deemed to have shared voting and dispositive power with respect to Shares held directly by Antonia Lee and Wilco pursuant to a Power of Attorney executed by Antonia Lee appointing Frederic Auberty as her attorney-in-fact.

(2)
Includes Shares held directly by (i) Antonia Lee and (ii) Wilco (of which Antonia Lee is the majority shareholder and may be deemed to share voting and dispositive power with respect to such Shares). Frederic Auberty may be deemed to have shared voting and dispositive power with respect to these Shares as set forth in Note 1 above.

(3)	Antonia Lee, as Independent Executrix of the Estate of William Lee, has sole voting and dispositive power with respect to these Shares.

(c) There have been no transactions in the Shares by any of the Reporting Persons during the past sixty days.
(d) The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Pursuant to the Power of Attorney recorded as Instrument No. 20070405183 in the Official Public Records of Dallas County, Texas on November 9, 2007, Antonia Lee appointed Frederic Auberty as her attorney-in-fact to perform a broad range of acts, including the powers provided in a “statutory durable power of attorney” as set forth in Section 490 of the Texas Probate Code. Such Power of Attorney includes the power to perform stock transactions, including stock transactions involving the Shares.
The Estate of William Lee has the right to acquire up to 15,000 Shares at any time prior to October 4, 2008, upon exercise of the following stock options: (i) unexercised option to acquire up to 5,000 Shares pursuant to the Toreador Resources Corporation Amended and Restated 1994 Non-Employee Director Stock Option Plan Option Agreement, granted on May 30, 2002, by Toreador Resources Corporation to William I. Lee; and (ii) unexercised option to acquire up to 10,000 Shares pursuant to the Toreador Resources Corporation Amended and Restated 1994 Non-Employee Director Stock Option Plan Option Agreement, granted on June 19, 2003, by Toreador Resources Corporation to William I. Lee.
Item 7. Material to be Filed as Exhibits.
Exhibit 1. Joint Filing Agreement, dated May 7, 2008, among Frederic Auberty; Antonia Lee; the Estate of William I. Lee, Deceased; Auberty Co., Inc.; Auberty 2001 Trust; and Wilco Properties, Inc.
Exhibit 2. Toreador Resources Corporation Amended and Restated 1994 Non-Employee Director Stock Option Plan Option Agreement, granted on May 30, 2002, by Toreador Resources Corporation to William I. Lee
Exhibit 3. Toreador Resources Corporation Amended and Restated 1994 Non-Employee Director Stock Option Plan Option Agreement, granted on June 19, 2003, by Toreador Resources Corporation to William I. Lee

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: May 7, 2008

By:	Frederic Auberty
Frederic Auberty

By:	Frederic Auberty
Frederic Auberty, as attorney-in-fact
for Antonia Lee

THE ESTATE OF WILLIAM I. LEE, DECEASED
By:	Antonia Lee
Antonia Lee, Independent Executrix

AUBERTY CO., INC.
By:	Frederic Auberty
Frederic Auberty, President

AUBERTY 2001 TRUST
By:	Frederic Auberty
Frederic Auberty, Trustee

WILCO PROPERTIES, INC.
By:	Frederic Auberty
Frederic Auberty, Chairman

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated May 7, 2008, among Frederic Auberty; Antonia Lee; the Estate of William I. Lee, Deceased; Auberty Co., Inc.; Auberty 2001 Trust; and Wilco Properties, Inc.

2	Toreador Resources Corporation Amended and Restated 1994 Non-Employee Director Stock Option Plan Option Agreement, granted on May 30, 2002, by Toreador Resources Corporation to William I. Lee

3	Toreador Resources Corporation Amended and Restated 1994 Non-Employee Director Stock Option Plan Option Agreement, granted on June 19, 2003, by Toreador Resources Corporation to William I. Lee